

Mail Stop 4628

July 13, 2016

Robert Nijst
Chief Executive Officer
VTTI Energy Partners LP
25-27 Buckingham Palace Road
London, SW1W 0PP, United Kingdom

> **Re: VTTI Energy Partners LP**
> **Form 20-F for Fiscal Year Ended December 31, 2015**
> **Response Dated June 6, 2016**
> **File No. 1-36574**

Dear Mr. Nijst:

We have reviewed your June 6, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 23, 2016 letter.

Form 20-F for Fiscal Year Ended December 31, 2015

Item 3 – Key Information, page 3

Selected Financial Data, page 3

1.   We note your response to prior comment 4 regarding the non-GAAP performance measure Adjusted EBITDA. The adjustment for harbor fees at your Rotterdam terminal appears to be inconsistent with the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Please review this guidance when preparing your next earnings release.

2.   Revise to provide additional disclosure describing and quantifying the individual components of the adjustment for non-cash items in operating expenses included in "Other items."

Operating and Financial Review and Prospects, page 43

Liquidity and Capital Resources, page 53

3.   Your response to prior comment 8 states your intention to include information regarding
        the quantities of cash and cash equivalents by location in future filings. As part of your
        revised disclosure, explain how an inability to repatriate income or capital can affect your
        liquidity, including your ability to fund operations in different countries, service debt, and
        make cash distributions.

Notes to the Consolidated and Combined Carve-Out Financial Statements

Note 4 – Related Party Transactions, page F-18

ATB Phase 2 Construction and Operations, page F-20

4.   Your response to prior comment 9 states that your arrangements with VTTI BV are silent
        with regard to the scenario in which operating costs exceed revenue received from ATB
        Phase 2 operations. However, we note that you have agreed to remit all revenue received
        from ATB Phase 2 in excess of related operating costs to VTTI BV. It does not appear
        that you have the right to receive the expected returns or the obligation to absorb
        the expected losses of this entity. With reference to the relevant guidance per FASB ASC
        810-10, provide us with your analysis supporting the consolidation of ATB Phase 2.

Note 13 – Income Taxes, page F-30

5.   We note your response to prior comment 10. Tell us why the disclosure in prior filings
        showing income from operations before income tax expense for each country where you
        operate and the nominal tax rate in those countries is no longer provided.

Note 18 – Revenue by Service and Geographic Location, page F-38

6.   Your response to prior comment 12 regarding the disclosure of revenues attributed to
        individual countries states that this information is not provided due to its commercial
        sensitivity. It does not appear that the commercially sensitive nature of this information
        would make it impracticable for you to comply with FASB ASC 280-10-50-41(a). Please
        revise to provide the required disclosure.

Form 6-K furnished May 10, 2016

7.   You disclose non-GAAP measures in the headlines to your earnings release without also
        presenting the comparable GAAP measures, which is inconsistent with the updated
        Compliance and Disclosure Interpretations issued on May 17, 2016. Please review this
        guidance when preparing your next earnings release.

You may contact Ethan Horowitz, Accounting Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. You may contact Irene Barberena-Meissner, Staff Attorney, at (202) 551-6548 or Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen *for*

H. Roger Schwall
Assistant Director
Office of Natural Resources

cc: Sean T. Wheeler, Esq.
        Latham & Watkins LLP